UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

CANTONE RESEARCH INC.

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAR 23 2020

36 CORBETT WAY
(No. and Street)

Washington, DC

EATONTOWN	NJ	07724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER WALSH 732-450-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2010 PIONEER COURT	SAN MATEO	CA	94403
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PETER WALSH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CANTONE RESEARCH INC.**, as of **DECEMBER 31**, 20 **19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN RICHARD
Commission # 2430391
Notary Public, State of New Jersey
My Commission Expires
February 25, 2023

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTONE RESEARCH, INC.

Financial Statements and Supplemental Schedules

December 31, 2019

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act

CANTONE RESEARCH, INC.

December 31, 2019

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Cantone Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company is the subject of a complaint filed by FINRA, and a contemplated charge by FINRA for violation of MSRB Rules G17 and G19. If the Company is ultimately ruled liable for the charges set forth in those actions by the US Federal Courts, and the judgments are enforced, the Company may not necessarily be able to operate. Such circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address this doubt are also disclosed in Note 12. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on Cantone Research, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cantone Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Cantone Research, Inc.'s financial statements. The supplemental information is the responsibility of Cantone Research, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
We have served as Cantone Research, Inc.'s auditor since 2017.

San Mateo, CA
February 25, 2020 with exception to the removal of the claim of exemption under SEC Rule 15c3-3(k) paragraph (2)(i) and the inclusion of the RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION which has the date of March 12, 2020.

CANTONE RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	125,230
Investments, at fair value		1,645,459
Prepaid expenses		20,471
Total current assets		1,791,160
Furniture, equipment, leasehold improvements at cost, net of accumulated depreciation, and right of use assets, net		111,088
Other assets		10,756
TOTAL ASSETS	$	1,913,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	44,953
Securities sold, not yet purchased, at fair value		12,200
Commissions payable		60,755
Accounts payable and accrued expenses		458,128
Lease obligations - current		52,441
Lease obligations - non-current		57,320
TOTAL LIABILITIES		685,797
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Paid-in capital		3,990,186
Accumulated deficit		(2,812,979)
Total stockholder's equity		1,227,207
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,913,004

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2019

Revenues:	
Commissions	$ 1,141,389
Trading profits, net	371,402
Unrealized losses	(44,922)
Investment banking	337,613
Reimbursed shipping charges	100,678
Margin fee income	45,532
Interest and dividends	550
Total Revenues	1,952,242
Expenses:	
Commissions	665,802
Employee compensation and benefits	615,770
Professional fees	308,217
Communication and data processing	86,919
Clearing and execution costs	81,411
Occupancy	66,565
Interest	50,448
Regulatory fees	36,719
Office expense and supplies	11,028
Depreciation	25,706
Legal settlements, net	7,500
Insurance	5,533
Travel and entertainment	4,814
Miscellaneous	4,792
Total Expenses	1,971,224
Loss before income taxes	(18,982)
State income tax expense	1,567
Net loss	$ (20,549)

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Totals
Balances at January 1, 2019	$ 50,000	$ 3,990,186	$ (2,792,430)	$ 1,247,756
Net loss	-	-	(20,549)	(20,549)
Balances at December 31, 2019	$ 50,000	$ 3,990,186	$ (2,812,979)	$ 1,227,207

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(20,549)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		25,706
Non cash expense rent expense		4,165
Changes in operating assets and liabilities:		
Investments, at fair value		(275,157)
Payable to clearing broker		28,757
Other assets		(68)
Prepaid expenses		4,649
Commissions payable		12,291
Accounts payable and accrued expenses		115,976
Securities sold, not yet purchased, at fair value		(16,150)
NET CASH USED BY OPERATING ACTIVITIES		(120,380)
NET CHANGE IN CASH		(120,380)
CASH		
Beginning of year		245,610
End of year	$	125,230
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	50,448
Cash paid for income taxes	$	1,567
Non Cash Activities		
Recognition of right of use asset	$	105,596

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration), and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the majority of the revenue generating transactions with its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting has been completed, there are no outstanding performance obligations under the terms of a contractual arrangement, and the income is reasonably determinable and is expected to be collectible, which is typically at the closing of a transaction.

Principal Trading

The Company's principal transactions revenue consists of realized and unrealized gains and losses from trading activities. Trading activities include revenues from fixed income, equities, and derivative transactions that are managed on a portfolio basis characterized by primary risk.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Commission receivable is due primarily from its clearing broker and other financial institutions. The Company has not historically experienced any uncollectible balances from these parties; accordingly, the management has determined that an allowance for credit losses and bad debt is not necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. There was no advertising expense for the year ended December 31, 2019.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes.* This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for the years ended December 31, 2018 through 2019 remain open and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2019; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2019 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 25, 2020, the date the financial statements were available to be issued.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to current and non-current liabilities. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in current and non-current liabilities in the Company's statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

NOTE 3 – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 4 – CLEARING AGREEMENT AND DEPOSIT WITH CLEARING BROKER

The Company has entered into an agreement (the "Clearing Agreement") with Wedbush (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. At December 31, 2019 the net amount of that deposit is $1,468,097. The Company has one clearing broker, which is standard in the industry; however, in the event that the clearing broker becomes insolvent, the Company's operations may be materially adversely affected.

NOTE 5 – INVESTMENTS

At December 31, 2019, investments consisted of the following:

	Securities owned, at fair value	Securities sold, but not yet purchased ("shorts") at fair value
Securities, trading - common stock	$ 1,569,683	$ -
Securities, trading - municipal bonds	57,250	-
Securities, trading - corporation bonds	4,143	-
Other investments	14,383	12,200
	$ 1,645,459	$ 12,200

NOTE 6 – FAIR VALUE MEASUREMENT

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price

NOTE 6 – FAIR VALUE MEASUREMENT (continued)

at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019, the fair value measurements by level within the fair value hierarchy used are as follows:

		GAAP Valuation		
Financial assets		**Level 1**	**Level 2**	**Level 3**
Invesment securities details:				
Securities, trading - common stock	1,569,683			
Securities, trading - municipal bonds	57,250			
Securities, trading - corporation bonds	4,143			
	1,631,076	1,631,076		
Warrants - Intelgenx Tech Corp	14,383		14,383	
	1,645,459	1,631,076	14,383	
Investment, at fair market value	**1,631,076**			
Investment, not readily marketable	**14,383**			

Financial liabilities		**Level 1**	**Level 2**	**Level 3**
Invesment securities details:				
Options - short positions	12,200	12,200		

NOTE 7 – FURNITURE, EQUIPMENT, IMPROVEMENTS, AND RIGHT OF USE ASSETS

Fixed assets consisted of the following as of December 31, 2019:

	Useful life (years)		
At Cost:			
Leasehold improvements	3	$	-
Equipment	5		192,447
Motor vehicles	5		-
Furniture and fixtures	7		94,004
		$	286,451
Less: Accumulated depreciation			(280,959)
Right of use asset, net	3		105,596
		$	111,088

The Company calculates depreciation for its fixed assets using the straight-line method. The Company recorded $25,706 in depreciation expense during 2019.

The right of use asset is for a non-cancelable operating lease that is further described in Note 9 – Leases. The gross amount of payments for the right of use asset was $172,800. The discount applied to those payment was 6.0% per annum which generated to total discount of $14,406. The asset's carrying value reduces by $52,798 per annum. At December 31, 2019, the net carrying value was $105,596. No impairment of asset was recorded in 2019.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company's net capital was $827,921 which was $727,921 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.63 to 1 at December 31, 2019.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

NOTE 9 – LEASES

The Company entered into a new lease agreement in December of 2018 for its main office in New Jersey. This lease expires on December 31, 2021 and requires a security deposit of $10,667. Rental expense for the year ended December 31, 2019 amounted to $60,165 of which $56,000 and $4,165 were cash and non-cash expenses paid during 2019.

The Company leases office equipment under a lease that expires in February of 2020 at the rate of $355 per month. Expense for office equipment for the year ended December 31, 2019 amounted to $4,268.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,		
2020	$	58,310
2021		59,200
	$	117,510

NOTE 10 – 401(k) PLAN

The Company provides a 401(k) profit-sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit-sharing contributions for the year ended December 31, 2019.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Financial Regulatory Agency ("FINRA") filed a formal complaint against the Company and its officers in 2015 in connection with the private placements of securities. An Extended Hearing Panel ("EHP") decided on a fine against the Company in the amount of $225,000, jointly and severally, and ordered the Company to pay costs in the amount of $17,201, jointly and severally. The Company has accrued the fine and costs in full. Both parties appealed the decision to the National Adjudicatory Council ("NAC"). The NAC issued its decision on January 16, 2019, largely affirming the findings of the EHP. On February 13, 2019, the Company filed an appeal of the NAC decision with the U.S. Securities and Exchange Commission ("SEC"). The SEC has not yet issued its decision, but the Company intends to appeal up to and through the U.S. Federal Court system, as necessary.

On December 5, 2019, the Company was informed by FINRA's Department of Enforcement that it intends to recommend that the Company and certain individuals associated with the Company, including Anthony Cantone, its Owner and President, be charged with violating MSRB Rules G17 and G19. The contemplated charges relate to two municipal bond offerings closed in 2013 and 2015, respectively, for which the Company acted as underwriter. On January 17, 2020, FINRA advised the Company that it intended to issue a Wells Notice outlining the contemplated charges but, at this time, no notice has been received and no charges have been filed. As a result, the potential impact of the potential proceeding is too preliminary to assess. The Company intends to vigorously defend whatever charges may be filed.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2019 settled with no adverse effect on the Company's financial condition.

The Company is subject to other lawsuits, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

The Company is currently aware of a preliminary inquiry from FINRA on its practices regarding certain executory authority over escrowed funds raised in private placements for the Company's clients. Management is not currently able to reasonably estimate the financial impact, if any, from this inquiry, and intends to defend anything that may arise.

NOTE 12 – GOING CONCERN

As reflected in the accompanying notes to the financial statements, the Company is the subject of a complaint filed by the Financial Regulatory Agency ("FINRA") which the Company appealed to the U.S. Securities and Exchange Commission ("SEC") in February 2019. The SEC has not issued a ruling regarding this complaint to date. If the SEC rules unfavorably against the Company, management has indicated it will file an appeal all the way up to and through the U.S. Federal Court system pertaining to this matter.

Also, on December 5, 2019, the Company was informed by FINRA's Department of Enforcement that it intends to recommend that the Company and certain individuals, including Anthony Cantone, the Company's sole shareholder, be charged with violating MSRB Rules G17 and G19. The contemplated charges relate to two municipal bond offerings closed in 2013 and 2015, respectively, for which the Company acted as underwriter. On January 17, 2020, FINRA advised the Company that it intended to issue a Wells Notice outlining the contemplated charges but, at this time, no notice has been received and no charges have been filed. As a result, the Company's management is unable to accurately assess the potential financial impact of such potential charge. If a Wells Notice is issued to the Company, management and the sole shareholder intend to vigorously fight the complaint all the way up to and through the U.S. Federal Court system.

The company's ability to continue as a going concern is dependent upon whether judgments, ultimately as ruled upon by the U.S. Federal Courts in the above two matters, will be enforced against the Company. In the event that all judgments by the U.S. Federal courts rule in favor of the plaintiffs, and the Company becomes financially obligated to recognize these liabilities, the Company and its management are unsure about the Company's ability to meet such obligations, and accordingly, the Company may become insolvent, and may cease to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CANTONE RESEARCH, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

NET CAPITAL:			
Stockholder's equity		$	1,227,207
Less non-allowable assets and deductions:			
Furniture, equipment and leasehold improvements at cost, net	111,088		
Prepaid expenses	20,471		
Securities, not readily marketable	133,665		
Other assets	10,756		
			275,980
Haircuts on securities			228,902
Add backs:			
Lease obligations to the extent of the value of right of use assets			105,596
NET CAPITAL		$	827,921
AGGREGATE INDEBTEDNESS, total liabilities, net of lease obligation		$	518,883
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	34,592
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($827,921-$100,000)		$	727,921
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	518,883		
NET CAPITAL	827,921		62.67%

CANTONE RESEARCH, INC.

SCHEDULE I - CONTINUED

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 832,086
Changes:		
Net decrease in non-allowable furniture, equipment and leasehold improvements	(87,921)	
Increase in depreciation expense	(17,675)	
Increase in rent expense	(4,165)	
Increase in addbacks to total indebtedness for lease obligations resulting from recognition of right of use assets	105,596	(4,165)
NET CAPITAL, per audit		$ 827,921

CANTONE RESEARCH, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraphs (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder
Board of Directors of Cantone Research, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cantone Research, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cantone Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Cantone Research, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2.) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3.) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4.) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5.) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cantone Research, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cantone Research, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WWC, P.C.

WWC, P.C.
San Mateo, CA
February 25, 2020

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CANTONE RESEARCH, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2019

Revenue	
Commissions	$ 1,141,389
Trading profits, net	326,480
Investment banking	337,613
Shipping charges	100,678
Margin fee income	45,532
Interest and dividend income	550
Total revenue (FOCUS Line 12/Part IIA Line 9)	1,952,242
Additions	
Net loss from participation in the underwriting of securities	44,922
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions	81,411
40% of margin interest earned on customer securities accounts	18,213
Total deductions	99,624
SIPC net operating revenues	$ 1,897,540
SIPC general assessment at .0015	$ 2,846
Less: payments	1,111
Assessment balance due	$ 1,735

CANTONE RESEARCH, INC.
Eatontown, New Jersey

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of December 31, 2019, and for the Period
January 1, 2019 through December 31, 2019

Cantone Research, Inc.
36 Corbett Way
Eatontown, NJ 07724

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2019

Cantone Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception unless otherwise described below.

3. The Company notes that in connection with two private placement offerings done on behalf of issuers during 2019, the Company, deposited investor funds promptly in to newly-opened and separate escrow bank account for each issue, and sent the funds due to the issuers promptly upon closings. During a routine examination, FINRA found those accounts were not properly set up, because members of the Company still had control over the funds and there was no escrow agreement with the independent bank. Further, as a result of the accounts being improperly set up, FINRA found that the Firm failed to maintain accurate general ledgers, trial balances and net capital computations related to those funds. The Firm disagrees with FINRA's findings and will respond accordingly.

Cantone Research, Inc.

I, Peter Walsh, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Peter Walsh, FINOP

3-12-2020

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cantone Research, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) Cantone Research, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under paragraph (k)(2)(ii) (exemption provisions) under which Cantone Research, Inc. may claim exemptions, (2) management stated that Cantone Research, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and (3) management indicated that there were three private placement transactions that made use of escrowed accounts that were not properly titled. Cantone Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cantone Research, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, CA
February 25, 2020 with exception to the removal of the claim of exemption under SEC Rule 15c3-3(k) paragraph (2)(i) which has the date of March 12, 2020.

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM